EXHIBIT 99.1

Brookfield Asset Management to Present at RBC Investor Luncheon

BROOKFIELD, NEWS, July 13, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that Sachin Shah, CEO of Brookfield Insurance Solutions, and Bahir Manios, Chief Financial Officer of Brookfield Asset Management, will be presenting at an investor luncheon hosted by RBC Capital Markets.

The presentation will focus on Brookfield Asset Management’s growing insurance assets under management. The materials that will be presented during the luncheon are available on Brookfield Asset Management’s investor relations website at https://bam.brookfield.com/news-events/presentations.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with more than $825 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com